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                                                                    EXHIBIT 99.2

[DUSA LOGO]
INNOVATION IN PHOTODYNAMIC THERAPY


DUSA PHARMACEUTICALS, INC.
FOR IMMEDIATE RELEASE


                   DUSA PHARMACEUTICALS REPORTS FIRST QUARTER
                   CORPORATE HIGHLIGHTS AND FINANCIAL RESULTS

WILMINGTON, MA. MAY 14, 2002 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS: DUSA) reported today its corporate highlights and financial results for the first quarter ended March 31, 2002.

CORPORATE HIGHLIGHTS

We have been advised by our U.S. dermatology marketing partner that during the quarter, end-user Levulan(R) Kerastick(R) sales totaled 1,800, similar to the average quarterly sales during 2001, but down from the 2,448 units sold to end-users in Q4 2001. BLU-U(R) placements increased modestly since year-end, rising from 300 to 328 at March 31, 2002. These results clearly do not yet show any significant improvement from last year's trends, despite the new national reimbursement codes for our therapy that came into effect as of January 1, 2002. Nonetheless, DUSA continues to hear from doctors who believe that Levulan(R) PDT is an excellent treatment for many of their AK patients, as well as for other indications that may be suitable candidates for clinical development (see below). These reports provide DUSA with encouragement that Levulan(R) PDT can still become an important therapy in dermatology.

In the dermatology pipeline, DUSA is pleased to report that a recent review of interim data from its Phase I/II clinical study using Levulan(R) PDT in the treatment of persistent plantar warts showed encouraging results. In warts treated with Levulan(R) PDT, 52% of lesions showed a greater than 50% reduction in surface area at 16 weeks follow-up, vs. 33% of the vehicle and light treated lesions. Although the final data will not be available until later this year, and this study was not designed to be statistically significant, DUSA believes that this data, combined with published independent results, is sufficient to justify continued development of this indication. Further development plans will not be finalized until this fall when the full results are available. Initial results from the Phase I/II onychomycosis (nail fungus) study are also expected this fall.

DUSA also intends to start a study in the near future to explore the application of Levulan(R) PDT using the Kerastick(R) and the BLU-U(R) for the treatment of actinic keratosis over the entire face, whereas the currently approved indication only allows application to scattered individual lesions. We believe that full development and approval of this indication, which we term Broad Area AKs (BAAKs), could enhance the usefulness of the therapy. An alternative approach to treating BAAKs was also presented at the recent American Society of Laser Medicine and Surgery (ASLMS) meeting in Atlanta. Dr. Macrene Alexiades-Armenakas and Dr. Roy Geronemus of the Laser and Skin Surgery Center of New York utilized the Levulan(R) Kerastick(R) with a different light source in an independent investigator study on BAAKs, and reported very promising results.

DUSA has also been conducting Phase I/II studies in the treatment of high-grade and low-grade dysplasia associated with Barrett's esophagus, and preliminary analyses are

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currently underway. These results, when available, will be used to advance future development and partnering planning

Also during the quarter, regulatory approval was received for Levulan(R) PDT with the Kerastick(R) in Brazil, although approval of the BLU-U(R), which is pending, is also required before product launch can occur. Other approvals are also pending.

FINANCIAL HIGHLIGHTS:

DUSA's net loss for the three-month period ended March 31, 2002 was $2,868,000 or ($0.21) per share, as compared to $1,252,000 or ($0.09) per share for the same period in 2001. Total research and development costs were $3,282,000, compared to $1,827,000 in the prior year period. The increase in 2002 is mainly attributed to higher clinical trial expenditures, both for dermatology and for Barrett's esophagus development. During the current three-month period, approximately $779,000 of the R&D expenditures is reimbursable by Schering AG, based on two-thirds reimbursement of dermatology co-development expenses. This compares to a $480,000 receivable for reimbursement for the comparative three-month period in 2001. Legal expenses have also increased versus the similar period in 2001, and may increase significantly going forward following the recently announced challenge to our licensed Australian patents.

Interest income for the three-month period ended March 31, 2002 decreased approximately $329,000, to $774,000, as compared to $1,103,000 for the same period in 2001. This decrease is mainly attributed to lower investable cash balances in support of DUSA's operating activities and the development of a new Kerastick(R) manufacturing facility.

THREE MONTHS ENDED                                              THREE MONTHS ENDED
  MARCH 31, 2002                                                  MARCH 31, 2001
------------------                                              ------------------
   $1,325,000                        REVENUE                        $ 1,190,000
     $679,000                 COST OF PRODUCT SALES                 $   655,000
   $3,282,000            RESEARCH AND DEVELOPMENT COSTS             $ 1,827,000
   $1,007,000               OTHER OPERATING EXPENSES                $ 1,063,000
     $774,000                   INTEREST INCOME                     $ 1,103,000
  $(2,868,000)                     NET (LOSS)                       $(1,252,000)
       ($0.21)                  LOSS PER SHARE                      $     (0.09)
                           WEIGHTED AVERAGE NUMBER OF
   13,865,390               COMMON SHARES OUTSTANDING                13,746,982

  $59,375,000         CASH AND U.S. GOVERNMENT SECURITIES           $71,198,000
  $21,966,000                   DEFERRED REVENUE                    $24,495,000
  $46,171,000                 SHAREHOLDERS' EQUITY                  $54,830,000

                  (All figures are in US dollars and unaudited)


DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of LEVULAN(R) Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical indications. PDT and PD utilize light-activated compounds such as LEVULAN(R) to induce a therapeutic or detection effect. DUSA is a world leader in

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topically or locally applied PDT and PD. The Company maintains offices in
Wilmington, MA, Valhalla, NY, and Toronto, Ontario.

Except for historical information, this news release contains certain forward-looking statements that represent our expectations and beliefs concerning future events and involve known and unknown risk and uncertainties. These forward-looking statements relate to expectations that Levulan(R) PDT can be an important dermatology therapy; belief that preliminary data from its Phase I/II warts study is sufficient to justify continued development; expectations for receipt of results in the fall regarding its onychomycosis trial; intention to start a study to treat AKs over the entire face and belief that this indication, if approved, could enhance the usefulness of the therapy; use of Barrett's esophagus dysplasia results consider future development. These statements are further qualified by important factors which may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the statements made. These factors include, without limitation, changing market and regulatory conditions, actual clinical results of our trials, the impact of competitive products and pricing, the commitment of Schering AG to the marketing of and research and development activities for our products, the timely development, FDA and foreign regulatory approval, and market acceptance of our products, reliance on third-parties for the production, manufacture, sales and marketing of our products, and the maintenance of our patent portfolio, none of which can be assured, and other risks identified in DUSA's SEC filings from time to time.

For further information contact: D. GEOFFREY SHULMAN, MD, President & CEO or SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059 Fax 416.363.6602 or visit www.dusapharma.com